UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2016
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

	By:	/s/ Pierre Dulin

	Name:	Pierre Dulin
	Title:	General Manager

FOR IMMEDIATE RELEASE

Bladex co-leads successful syndication of a US$125 million, Dual Tranche, Senior
Unsecured Amortizing Term Loan Facility for Scotiabank de Costa Rica

Panama City, Republic of Panama, July 19, 2016 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or “the Bank”; NYSE: BLX) announced the recent closing of a US$125 million, dual tranche (2 years and 3 years), senior unsecured amortizing term loan facility in favor of Scotiabank de Costa Rica S.A. (“Scotiabank Costa Rica”), the second largest privately-owned bank in Costa Rica.

Scotiabank Costa Rica is ultimately owned by the Bank of Nova Scotia (“BNS”, ticker symbol: BNS), the third largest Canadian bank by assets. BNS has a large operating presence in the international markets, providing first class financial services to more than twenty-three million customers in over fifty-five countries around the world, including a meaningful presence in Latin America and the Caribbean. Scotiabank Costa Rica has total assets of US$2.9 billion, as of December 31, 2015, and focuses on retail and corporate banking activities in Costa Rica.

Bladex acted as Joint Lead Arranger and Bookrunner under the Facility, together with Wells Fargo Securities, LLC.

Alejandro Jaramillo, Head of Loan Structuring and Distribution at Bladex, stated: “We are extremely pleased to have successfully structured and syndicated this important facility for Scotiabank Costa Rica, and at the same time to have teamed-up with a strong partner like Wells Fargo. We are particularly pleased that this syndicated loan allowed Scotiabank Costa Rica to further diversify its funding sources.”

The facility attracted several financial institutions from Asia, North America, Latin America, the Caribbean and Europe, broadening the bank’s funding sources. The facility was upsized to US$125 million from an original amount of US$75 million due to strong investor demand. The proceeds of the facility will be used to support Scotiabank Costa Rica´s loan portfolio growth.

Mario Vásquez, Scotiabank Costa Rica´s Treasury Director, made note of the fact that most of the investors are new banking relationships for Scotiabank Costa Rica. “The interest from international financial institutions to participate in this credit facility for Scotiabank Costa Rica was so relevant that in the end it significantly surpassed the loan amount that was initially foreseen and it allowed us to obtain more funding resources—still within our funding needs and in line with our projections for disbursements and diversification of funding sources.”

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

E-mail address: cschech@bladex.com, Tel.: (+507) 210-8630

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama